UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

JUNIPER PHARMACEUTICALS, INC.

33 Arch Street, Suite 3110

Boston, Massachusetts 02110

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, on October 18, 2016, the Audit Committee (the “Committee”) of the Board of Directors of Juniper Pharmaceuticals, Inc. (the “Company”), after discussion with management and its independent registered public accountants, determined that the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2013 through December 31, 2015, including the unaudited consolidated financial information for each quarterly period within the fiscal years ended December 31, 2014 and 2015, as reported in the Company’s Annual Report on Form 10-K filed on March 10, 2016 and amended on April 22, 2016, and its unaudited condensed consolidated financial statements for the quarters ended March 31, 2016 and June 30, 2016, and the related quarters in 2015, as reported in the Company’s Quarterly Reports on Form 10-Q filed on May 4, 2016 and August 4, 2016, respectively, should no longer be relied upon due to revenue recognition errors identified therein, and that a restatement of these financial statements is required.

The revenue recognition errors relate to a determination that a portion of the invoice price of product sold under the Company’s supply agreement with Ares Trading S.A. (an affiliate of Merck KGaA, Darmstadt, Germany (“Merck KGaA”)) is considered contingent, and therefore not fixed or determinable, under generally accepted accounting principles in the United States. Accordingly, correction of the errors will result in a timing difference for the contingent portion of revenue from the Company’s original methodology.

Additionally, during the course of compiling our results for the quarter ended September 30, 2016, we identified errors related to certain research and development expenses which had been incurred during the quarters ended December 31, 2015, March 31, 2016 and June 30, 2016, which had not been properly recorded in the periods to which the expenses related and that a portion of the related prepaid and accrued expense balance should be adjusted for the aforementioned periods. These errors will be corrected for in connection with the issuance of the restated annual and quarterly financial statements referred to above.

In connection with the restatement of our consolidated financial statements and management’s assessment of its internal control over financial reporting at December 31, 2015, and evaluation of our disclosure controls and procedures, we have identified material weaknesses in our internal control over financial reporting associated with the errors described above.

The Company expects to file an amended Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and amended Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016 after it has completed its work with respect to the restatement. The Company is not able to complete its financial statements for the quarter ended September 30, 2016 until its work with respect to the restatement is completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George Elston	617	639-1500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the technical accounting correction described above, the Company currently expects the restated financial statements to reflect more revenue in some periods and less revenue in other periods, with corresponding increases or decreases to profit (loss) before income tax, as compared to the amounts previously reported.

The Company currently estimates that, upon correction of the errors, revenue for the three months ended September 30, 2015 will be approximately $0.5 million lower than previously reported and revenue for the nine months ended September 30, 2015 will be approximately $0.3 million lower than previously reported, which is all due to a lower product revenue.

The analysis of the correction is on-going, and there can be no assurance that the final corrected amounts will not differ materially from the estimates reflected herein or that additional errors will not be identified and corrected for.

JUNIPER PHARMACEUTICALS, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	November 9, 2016	By:	/s/ George O. Elston
			Name: Title:	George O. Elston Vice President, Chief Financial Officer and Treasurer

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the timing of the filing of the Form 10-Q for the fiscal quarter ended September 30, 2016.